EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratio of earnings to fixed charges for the period shown:

	Year Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
(In thousands, except share data)
Ratio of earnings to fixed charges (1):
Earnings from continuing operations before fixed charges:
Income from continuing operations before income taxes, minority interest and income / loss from equity investees	$105,942	$55,579	$47,867	$35,667	$86,758	$122,221	$67,557
Distributed income of equity investees	—	57	105	78	—	—	—
Share of pre-tax losses of equity investees	—	—	—	80	—	—	—

Adjusted pre-tax earnings from continuing operations	105,942	55,636	47,972	35,825	86,758	122,221	67,557
Fixed charges less capitalized interest	22,989	23,363	23,473	22,915	21,356	10,874	11,541

Earnings from continuing operations before fixed charges:	$128,931	$78,999	$71,445	$58,740	$108,114	$133,095	$79,098

Fixed charges:
Interest expenses, net of capitalized interest	$21,862	$22,476	$22,447	$21,884	$20,087	$10,400	$11,093
Capitalized Interest	456	—	87	1,066	839	509	114
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,127	887	1,026	1,031	1,269	474	448

Total fixed charges	$23,445	$23,363	$23,560	$23,981	$22,195	$11,383	$11,655

Ratio of earnings to fixed charges	5.50	3.38	3.03	2.45	4.87	11.69	6.79

		Year ended
	Six months ended	December 31,
	June 30, 2006	2005

	(unaudited)
Pro-Forma Ratios (2):
Pro-forma earnings from continuing operations before fixed charges:
Pro-forma income from continuing operations before income taxes, minority interest and income / loss from equity investees	$122,221	$105,942
Pro-forma distributed income of equity investees	—	—
Pro-forma share of pre-tax losses of equity investees	—	—

Pro-forma adjusted pre-tax earnings from continuing	122,221	105,942
Pro-forma fixed charges less capitalized interest	12,321	25,704

Pro-forma earnings from continuing operations before fixed charges:	$134,542	$131,646

Pro-forma fixed charges:
Pro-forma interest expenses, net of capitalized interest	$11,650	$24,362
Pro-forma capitalized Interest	509	456
Pro-forma amortized premiums, discounts and capitalized expenses related to indebtedness	671	1,342

Pro-forma total fixed charges	$12,830	$26,160

Pro-forma ratio of earnings to fixed charges	10.49	5.03

Notes

(1)	The ratio was computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, amortization of capitalized interest, distributed income of equity investees, our share of pre-tax losses of equity investees, and fixed charges less capitalized interest.

(2)	The pro forma ratios presented above have been adjusted to give effect to the issuance and sale of $300,000 million of 6 7/8% Senior Notes and the related interest expense (including capitalized interest) as if the Notes were issued and sold at the beginning of the period.